Enveric Biosciences, Inc.

4851 Tamiami Trail N, Suite 200

Naples, FL 34103

August 4, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
Securities and Exchange Commission
Washington, D.C. 20549
Attention: Jennifer Angelini

Re:	Enveric Biosciences, Inc.

Registration Statement on Form S-4, as amended

Filed on June 22, 2021

File No. 333-257272 (the “Registration Statement”)

Request for Acceleration

Dear Ms. Angelini,

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Enveric Biosciences, Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the Registration Statement, so that it may become effective at 12:00 p.m., Eastern Time, on August 6, 2021, or as soon thereafter as practicable.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Rick A. Werner, Esq. at (212) 659-4974.

Very truly yours,

ENVERIC BIOSCIENCES, INC.

By:	/s/ David Ian Johnson
David Ian Johnson
Chief Executive Officer and Chairman of the Board of Directors

cc:	Rick A. Werner, Esq., Haynes and Boone, LLP